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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

         A.      Name of issuer or person filing ("Filer"):  BRASCAN CORPORATION

         B.      (1) This is [check one]:

                 [x] an original filing for the Filer

                 [ ] an amended filing for the Filer

                 (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) [ ]

         C. Identify the filing in conjunction with which this form is being filed:

                  Name of Registrant:                       BRASCAN CORPORATION
                  Form type:                                F-9
                  File Number (if known): 333-112049
                  Filed by:                                 BRASCAN CORPORATION
                  Date Filed (if filed concurrently, so
                  indicate):                                JANUARY 21, 2004
                                                            (FILED CONCURRENTLY)

         D. Filer is incorporated or organized under the laws of Canada and has its principal place of business at BCE PLACE, 181 BAY STREET, SUITE 300, P.O. BOX 762, TORONTO, ONTARIO, CANADA M5J 2T3; TELEPHONE: (416) 363-9491.

         E. Filer designates and appoints TORYS LLP ("Agent") located at 237 PARK AVENUE, NEW YORK, NY 10017; TELEPHONE: (212) 880-6000 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

                           (a) any investigation or administrative proceeding
                  conducted by the Commission; and

                           (b) any civil suit or action brought against the
                  Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be

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                  made in connection with the securities registered or qualified by the Filer on Form F-9 on January 21, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

         F. The Filer stipulates and agrees in connection with the use of Form F-9 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form F-9 relates has ceased reporting under the Exchange Act.

         Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

         G. Each person filing this form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this form, as applicable; the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.



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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Ontario, Canada, this 20th day of January, 2004.


         Filer:                             BRASCAN CORPORATION


                                            By:  /s/ Brian D. Lawson
                                                 -------------------------------
                                            Name:    Brian D. Lawson
                                            Title:   Executive Vice-President
                                                     and Chief Financial Officer





         This statement has been signed by the following person in the capacity and on the date indicated:


                                            TORYS LLP, AS AGENT FOR SERVICE OF
                                            PROCESS OF BRASCAN CORPORATION



                                            By: /s/ Andrew J. Beck
                                               ---------------------------------
                                            Name:    Andrew J. Beck
                                            Title:   Partner